
February 1, 2022

Michael Elzufon
Chief Executive Officer
Neon Bloom, Inc.
6555 Sanger Road, Suite 100
Orlando, FL 32827

      Re: Neon Bloom, Inc.
          Offering Statement on Form 1-A
          Filed January 5, 2022
          File No. 024-11767

Dear Mr. Elzufon:

      We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed on January 5, 2022

General

1.   We note that on December 22, 2021, you issued 2,000,000 shares of Series B Preferred Stock to Mr. Elzufon. Please revise Item 6 of Part I of Form 1-A to provide for the issuance of all securities over the past 12-month period.

Part I. Item 3. Application of Rule 262, page i

2.   We note you have checked the box indicating that "bad actor" disclosure under Rule 262(d) is provided in Part II of the offering statement; however, we could not locate such disclosure. Please note that the Regulation A exemption from registration is not available for an offering if, among other things, the issuer or other "covered persons" have experienced a disqualifying event. Please explain.

<u>The Company will likely incur debt, page 4</u>

3.   Please revise to disclosure to quantify the amount of debt incurred.

<u>We will be reliant on key suppliers, page 4</u>

4.   We note your risk factor disclosure that you have entered into confidential agreements with key suppliers. Please expand your discussion to provide all material disclosure relating to any material agreement you have entered into. In addition, please file all material agreements pursuant to Item 17 of Form 1-A.

<u>Use of Proceeds, page 15</u>

5.   We note that you intend to use proceeds from this offering to pay certain debt. Please revise to provide the information required by paragraph 6 of the Instructions to Item 6 of Form 1-A.

<u>Description of Business, page 17</u>

6.   Please revise your corporate history disclosure to include all material terms relating to your change in control transactions, including the resignation and appointment of officers and directors.

7.   We note disclosure that on September 8, 2018, the court awarded custodial control of Phoenix International Ventures, Inc. to Small Cap Compliance, LLC as a result of the absence of a functioning board of directors and the revocation of the company's charter, and the company was revived. Please disclose the facts and circumstances of this absence and revocation and of the action in court including the names of all of the parties to the action, how Small Cap Compliance, LLC became interested in Phoenix International Ventures, Inc. and any relationship it had with the company or its affiliates and why Small Cap Compliance, LLC became the party awarded custodial control of the company. Disclose the name of the investor that paid $40,000 to Small Cap Compliance, LLC for its duties as custodian. Please also clarify what happened to the company securities the shareholders owned from 2011.

<u>Plan of Operations, page 18</u>

8.   We note your disclosure that Brazelet aims to provide products that are safe, effective, and affordable. Please remove this statement, here and elsewhere, as safety and efficacy determinations are solely within the authority of the FDA.

<u>Employees, page 19</u>

9.   Please disclose if your executive officers and significant employees work full time or part-time for your company, and if less than full time, disclose the number of hours per week or month. See Item 10 of Form 1-A.

Compensation of Directors and Executive Officers, page 25

10.   Please revise your disclosure to include executive compensation for the last completed
        fiscal year. Please see Item 11 of Form 1-A.

11.   Pursuant to Part III, Item 17 of Form 1-A, please file your employment agreement
        with Walter Tabaschek as an exhibit.

Statement of Cash Flows for the nine months ended September 30, 2021, page 43

12.   Please revise your statement of cash flows to accurately depict the cash flows for the nine
        months ended September 30, 2021. In this regard, we note changes in balance sheet
        accounts do not appear to correspond to the activity shown on your cash flow statement.
        Additionally, your cash flow statement does not quantify the non-cash investment in
        Bazelet Health Systems.

Notes to the Consolidated Financial Statements Nine Months Ended September 30, 2021
Note 1 - Organization and basis of accounting, page 44

13.   Disclosure on page 45 indicates that on January 28, 2021 you completed an acquisition of
        Bazelet Health Systems, Inc. in an all-stock transaction. And that as a result of the
        acquisition, Dr. Salsburg Family Trust, LLC, David Grand and Robyn Frick each became
        holders of 40,000,000 common shares and 250,000 preferred shares of Neon Bloom,
        representing a control block for the Company. Please revise your disclosures to clearly
        indicate how you are accounting for this transaction and how you determined the approach
        was appropriate. You should refer to ASC 805-10, 805-40 and 805-50. In your response,
        please address whether the three owners who now represent a control block for the
        company were related parties prior to this transaction.

Notes to the Consolidated Financial Statements for the years ended December 31, 2020 and
December 31, 2019, page 53

14.   Please revise your footnote disclosures to provide a more comprehensive explanation of
        the activities that led to the Company having no assets or liabilities at December 31,
        2020. Additionally, please explain why your cash flow statement does not appear to
        accurately reflect the movement in your balance sheet year over year. For example, we
        read your disclosure in Note 6 - Related Party Transactions on page 56 indicating that you
        paid off a loan on October 2, 2020, but the cash flow activity is not consistent with the
        amount disclosed in the footnotes.

        We will consider qualifying your offering statement at your request. In connection with
your request, please confirm in writing that at least one state has advised you that it is prepared
to qualify or register your offering. If a participant in your offering is required to clear its
compensation arrangements with FINRA, please have FINRA advise us that it has no objections
to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mindy Hooker at (202) 551-3732 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos at (202) 551-7844 or Sherry Haywood at (202) 551-3345 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing